UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

MOVADO GROUP, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
624580-10-6
(CUSIP Number)

Efraim Grinberg c/o Movado Group, Inc. 650 From Road, Ste. 375 Paramus, New Jersey 07652 Tel. No.: (201) 267-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grinberg Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grinberg Group Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,655,640
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,655,640
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,655,640
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 262,692
	8	SHARED VOTING POWER 3,740,430
	9	SOLE DISPOSITIVE POWER 262,692
	10	SHARED DISPOSITIVE POWER 84,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,003,122
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Efraim Grinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,487,298
	8	SHARED VOTING POWER 4,553,861
	9	SOLE DISPOSITIVE POWER 1,487,298
	10	SHARED DISPOSITIVE POWER 4,553,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,041,159
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Miriam G. Phalen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 264,841
	8	SHARED VOTING POWER 3,661,447
	9	SOLE DISPOSITIVE POWER 264,841
	10	SHARED DISPOSITIVE POWER 5,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,926,288
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Ms. Phalen disclaims beneficial ownership as to the 19,821 shares of Movado Common Stock held by Ms. Phalen’s husband.	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 7 of 10

Item 1.	Security and Issuer.

This Amendment No. 1 (“Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed on July 28, 2009  (the “Original Statement”) by Efraim Grinberg, Miriam Phalen, Alexander Grinberg, Grinberg Partners L.P. and Grinberg Group Partners (collectively, the “Reporting Persons”) relating to the Common Stock, par value $0.01 per share (the “Movado Common Stock”), of Movado Group, Inc., a New York corporation (the “Issuer”). Except as otherwise expressly stated herein, all share amounts and percentages contained in this Amendment reflect shares of Movado Common Stock and shares of Class A Common Stock, par value $0.01 per share (the “Movado Class A Common Stock”), each share of which is convertible on a one-for-one basis into one share of Movado Common Stock. Prior to such conversion, each share of Movado Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders of the Issuer. Each share of Movado Common Stock is entitled to one vote per share.

Item 2.	Identity and Background.

No material change.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following to the end thereof:

Mr. E. Grinberg

Mr. E. Grinberg acquired beneficial ownership of 47,693 shares of Movado Common Stock from four (4) separate stock option exercises on December 7, 2010, October 4, 2012 and December 7, 2012, each of which was timely reported on a Form 4 filing, in exchange for an aggregate of 501,167 shares of Movado Common Stock which were equal in value to and withheld in consideration for the total exercise price and taxes due. The foregoing option exercises are summarized in the following table:

Date of Option Exercise	Shares Underlying Option	Exercise Price per Share ($)	Net Shares Acquired	Total Exercise Price ($)	Shares Surrendered for Exercise Price and Taxes
12/07/2010	303,898	15.02	9,900	4,564,547.96	293,998
12/07/2010	94,962	15.57	1,687	1,478,558.34	93,275
10/04/2012	100,000	18.34	24,572	1,834,000.00	75,428
12/07/2012	50,000	18.41	11,534	920,500.00	38,466
TOTAL	548,860		47,693	8,797,606.30	501,167

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 8 of 10

A separate stock option held by Mr. E. Grinberg, representing 177,542 shares of Movado Common Stock at an exercise price of $18.48/share, was not exercised and expired on March 16, 2011.

Mr. E. Grinberg sold 75,000 shares of Movado Common Stock pursuant to a 10b5-1 plan in open market transactions on March 31, 2014 as previously reported on a Form 4 filed on April 2, 2014.

Ms. Phalen

On October 2, 2013, a trust for the benefit of Ms. Phalen’s son holding 42,371 shares of Movado Class A Common Stock, for which Ms. Phalen was the sole trustee with sole voting and dispositive power, expired by its terms upon the occasion of her son reaching the age of 25. A separate trust for the benefit of Ms. Phalen’s daughter which held 42,413 shares of Movado Class A Common Stock, for which Ms. Phalen was the sole trustee with sole voting and dispositive power, also expired by its terms upon the occasion of her daughter reaching the age of 25 on November 25, 2011. Upon the expiration of each trust, the shares held therein were distributed to the respective beneficiary.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following to the end thereof:

The purposes of Mr. E. Grinberg’s acquisitions of stock by option exercises and his open market sales of stock pursuant to a 10b5-1 plan as noted in Item 3 were, respectively, to exercise stock options for investment and tax planning purposes and to sell stock for liquidity and diversification purposes.

The termination of the trusts under which Ms. Phalen was the sole trustee as noted in Item 3 resulted from the beneficiaries attaining the age of 25, as was provided pursuant to the terms of those trusts

Other than as described or contemplated in this Item 4, or as announced publicly, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Notwithstanding the above, the Reporting Persons may at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Persons in light of market conditions or other factors that may have the effects described in clauses (a) through (j) in the preceding paragraph.

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 9 of 10

Item 5.	Interest in Securities of the Issuer.

(a)(b)  The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amounts set forth in Row 13 for all cover pages filed herewith are calculated based upon the 18,616,238 shares of Movado Common Stock and 6,638,262 shares of Movado Class A Common Stock outstanding as of March 19, 2014, as reported by the Company in its Annual Report on Form 10-K for the year ended January 31, 2014 and filed with the Securities and Exchange Commission on March 28, 2014.

Item 5 is hereby amended solely with respect to Mr. E. Grinberg and Ms. Phalen in its entirety as follows.

Mr. E. Grinberg

Of the shares reported as beneficially owned by Mr. E. Grinberg (representing 23.9% of the outstanding shares of Movado Common Stock): 192,226 are shares of Movado Common Stock owned by Mr. E. Grinberg directly as to which he has sole voting and dispositive power; 98,000 are shares of Movado Common Stock which Mr. E. Grinberg has the right to acquire by the exercise of options under the Issuer’s Amended and Restated Stock Incentive Plan; 6,425 are shares of Movado Common Stock held by a remainder trust for the benefit of Mr. E. Grinberg (“Remainder Trust), for which trust Mr. E. Grinberg is co-trustee together with Sharon Trulock with whom he shares  voting and dispositive power; and 5,000 are shares of Movado Common Stock held by the Efraim Grinberg Family Foundation for which Mr. E. Grinberg is one of two directors with shared voting and dispositive power. The balance of Mr. E. Grinberg’s shares is comprised of shares of Movado Class A Common Stock. Included in Mr. E. Grinberg’s total number of shares of Movado Class A Common Stock are: 251,501 shares which he owns directly and as to which he has sole voting and dispositive power; an aggregate of 563,306 shares held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself, of which trusts Mr. E. Grinberg is sole trustee; 342,570 shares held by seven testamentary trusts for the benefit of Mr. E. Grinberg’s children and the children of his siblings, of which trusts he is sole trustee and 1,695 shares held by a testamentary trust for the benefit of Mr. E. Grinberg and his siblings of which Mr. E. Grinberg is the sole trustee. As sole trustee of the foregoing trusts, Mr. E. Grinberg has sole investment and voting power with respect to the Movado Class A Common Stock held in such trusts. In addition, the number of shares of Movado Class A Common Stock reported for Mr. E. Grinberg also includes: an aggregate of 862,940 shares held by several trusts for the benefit of Mr. E. Grinberg’s siblings and himself; 855 shares held by a trust for the benefit of Mr. E. Grinberg’s nephew and 1 share held by the Remainder Trust.  Mr. E. Grinberg is co-trustee with Sharon Trulock for all three of these trusts and, as co-trustee, Mr. E. Grinberg has shared voting and dispositive power, together with Ms. Trulock, with respect to the Movado Class A Common Stock held in such trusts. The number of shares of Movado Class A Common Stock reported for Mr. E. Grinberg also includes 38,000 shares held by CAP I Partners L.P., which Mr. E. Grinberg beneficially owns as the managing partner of CAP I Partners LLC (the general partner of CAP I Partners L.P.) with sole power to vote and dispose of such shares. The total number of shares of Movado Class A Common Stock beneficially owned by Mr. E. Grinberg also includes 3,655,640 shares owned by Grinberg Partners L.P (“GPLP”).  As the managing partner of Grinberg Group Partners (“GGP”), the general partner of GPLP, Mr. E. Grinberg shares voting and dispositive power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GGP and GPLP. Mr. E. Grinberg also shares voting power with respect to such shares with Ms. Phalen and with Alexander Grinberg, both of whom are also limited partners of GPLP.

Of the shares of Movado Class A Common Stock held by trusts of which Mr. E. Grinberg is sole trustee or co-trustee (other than the shares held in the Remainder Trust), Mr. E. Grinberg disclaims beneficial ownership as to the 955,348 shares held by the trusts for the benefit of his siblings of which he is trustee or co-trustee; the 855 shares held by the trust for the benefit of his nephew, and the 342,570 shares held by the seven testamentary trusts for the benefit of his children and the children of his siblings.  Mr. E. Grinberg also disclaims beneficial ownership as to the 38,000 shares of Movado Class A Common Stock owned by CAP I Partners L.P. and

CUSIP No. 624580-10-6	SCHEDULE 13D	Page 10 of 10

the 3,655,640 shares of Movado Class A Common Stock owned by GPLP, except, in each case, to the extent of his pecuniary interest therein.

Ms. Phalen

Of the shares reported as beneficially owned by Ms. Phalen(representing 15.5% of the outstanding shares of Movado Common Stock): 254,906 are shares of Movado Class A Common Stock owned by Ms. Phalen directly and as to which she has sole voting and dispositive power; 21 are shares of Movado Class A Common Stock owned jointly with her husband and as to which she shares voting and dispositive power with her husband; and 3,655,640 are shares of Movado Class A Common Stock owned by GPLP, in which Ms. Phalen is a limited partner. As a result of the voting arrangement described in Item 6 in the Original Statement, Ms. Phalen shares voting power with respect to the 3,655,640 shares of Movado Class A Common Stock held directly by GPLP with GPLP, GGP (GPLP’s general partner), Mr. E. Grinberg (GGP’s Managing Partner) and Mr. Alexander Grinberg. The remaining shares reported as beneficially owned by Ms. Phalen are 9,935 shares of Movado Common Stock, which she owns directly and as to which she has sole voting and dispositive power, and 5,786 shares of Movado Common Stock, which she owns jointly with her husband and as to which she shares voting and dispositive power with her husband. Other than the foregoing shares owned by Ms. Phalen jointly with her husband, she disclaims beneficial ownership of the remaining 19,821 shares of Movado Common Stock held by her husband.

(c)        There have been no transactions by the Reporting Persons in Movado Common Stock effected since February 3, 2014, the 60th day prior to April 4, 2014, other than an open market sale by Mr. E. Grinberg of 75,000 shares of Movado Common Stock on March 31, 2014, as reported on a Form 4 filed on April 2, 2014. The 75,000 shares were sold in multiple transactions pursuant to a 10b5-1 plan at prices ranging from $45.01 to $46.76, inclusive, at a weighted average price of $45.72 per share.

Item 6.	Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.	Material to be Filed as Exhibits.

The following exhibits have been filed as part of this Schedule 13D/A.

Exhibit 1. Joint Filing Agreement of the Reporting Persons, dated March 18, 2008, by and among GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 1 to the Schedule 13D jointly filed by GPLP, GGP, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on March 19, 2008 and incorporated herein by reference.

Exhibit 2. Limited Partnership Agreement, dated August 20, 1998, by and among GGP, Mr. G. Grinberg, Mr. E. Grinberg, Ms. Phalen and Mr. A. Grinberg and filed as Exhibit 2 to the Schedule 13D jointly filed by GPLP, GGP, Ms. Phalen and Mr. A. Grinberg with the Securities and Exchange Commission on August 31, 1998 and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

GRINBERG PARTNERS L.P.

By:	GRINBERG GROUP PARTNERS, its General Partner

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
Title: Managing Partner

GRINBERG GROUP PARTNERS

By:	/s/ Efraim Grinberg
Name: Efraim Grinberg
Title: Managing Partner

/s/ Efraim Grinberg
EFRAIM GRINBERG

/s/ Miriam G. Phalen
MIRIAM G. PHALEN

/s/ Alexander Grinberg
ALEXANDER GRINBERG